1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2007.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date July 11, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Resolutions of the 2007 First Special General Meeting

The 2007 First SGM of the Company was held on 10 July 2007. At the 2007 First SGM, all resolutions set out in the Notice of SGM dated 21 May 2007 were duly passed.

RESOLUTIONS AT THE 2007 FIRST SGM

Reference is made to the notice of special general meeting of Aluminum Corporation of China Limited (the "Company") dated 21 May 2007 to convene the special general meeting (the "Notice of SGM") of the Company to be held on 10 July 2007 (the "First SGM").

At the First SGM, the following resolutions were passed as ordinary resolutions:

1.	Approval of the proposal for the specific distribution plan of the Company's 2006 final dividend.

Affirmative, dissenting and abstaining votes represented 9,867,575,440 shares, 710,470,786 shares and 0 share respectively. The affirmative votes represented 93.28% of the total shares carrying voting rights held by the participating shareholders (or their proxies) in the subject resolution.

2.	Approval of the proposal for payment of discretionary bonus to the Company's Directors, Supervisors and other senior management for the year 2006.

Affirmative, dissenting and abstaining votes represented 10,552,113,049 shares, 25,813,177 shares and 0 share respectively. The affirmative votes represented 99.76% of the total shares carrying voting rights held by the participating shareholders (or their proxies) in the subject resolution.

3.	Approval of the proposal for renewing the liability insurance for the Company's Directors, Supervisors and other management from the year 2007 to 2008.

Affirmative, dissenting and abstaining votes represented 10,161,055,828 shares, 402,328,398 shares and 0 share respectively. The affirmative votes represented 96.20% of the total shares carrying voting rights held by the participating shareholders (or their proxies) in the subject resolution.

PAYMENT OF FINAL DIVIDEND

Pursuant to Resolution No. 1 set out above and as authorized by the 2007 First SGM, details of the payment of the 2006 final dividend to holders of the Company's H Shares are as follows:

(a)	A final dividend of RMB0.1150 per share (tax inclusive) will be paid to all holders of the Company's H Shares whose names appeared on the H Share register of the Company as at 11 June 2007.

(b)	The dividend to holders of the Company's H Shares will be paid in Hong Kong dollars based on the following formula:

Final dividend in RMB
Final dividend in Hong Kong dollar	=
The average closing exchange rate of RMB against Hong Kong dollars as quoted by the People's Bank of China for the calendar week preceding the date on which the dividend was declared

For the purpose of the distribution of the Company's 2006 final dividend to holders of the Company's H Shares, the average closing exchange rate of RMB against Hong Kong dollars as quoted by the People's Bank of China for the calendar week preceding the date on which the dividend was declared (i.e. 10 July 2007) was RMB1.00 against HK$1.027. Therefore, the dividend per H Share of the Company, being RMB0.115, will be approximately HK$0.118.

(c)

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent (the "Receiving Agent") in Hong Kong and will pay the Receiving Agent the final dividend declared in respect of the Company's H Shares, which will be held on trust pending payment to the holders of such H Shares. Such final dividend will be paid by the Receiving Agent and mailed by Hong Kong Registrars Limited to the holders of the Company's H Shares who are entitled to the same by ordinary post at their own risk on or before 30 July 2007.

By Order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
10 July 2007

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan. Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Helmut Wieser (Non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zuoyuan (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary